SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)


                          Marine Transport Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.50
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   567912 10 0
             ------------------------------------------------------
                                 (CUSIP Number)


            Louis J. Bevilacqua, Esq., Cadwalader, Wickersham & Taft,
                      100 Maiden Lane, New York, NY 10038
                                 (212) 504-6000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 21, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 567912 10 0.
          -----------

                                  SCHEDULE 13D

CUSIP NO. 567912 10 0.
          -----------


1       NAME OF REPORTING PERSON
        Richard T. du Moulin
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) |_|   (b) |X|

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        00

------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e) |_|

------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------- ------ ---------------------------------------------------
                      7      SOLE VOTING POWER
                             925,515

                      ------ ---------------------------------------------------
      NUMBER OF       8      SHARED VOTING POWER
       SHARES                6,808
    BENEFICIALLY
      OWNED BY        ------ ---------------------------------------------------
        EACH          9      SOLE DISPOSITIVE POWER
      REPORTING              511,773
       PERSON
        WITH          ------ ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             6,808

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        932,323

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) |_|

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        15.8%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        IN

Item 1.  Security and Issuer.

         This statement relates to shares of common stock, $.50 par value per share (the "Common Stock"), of Marine Transport Corporation, formerly known as OMI Corp. (the "Corporation"). The Corporation's principal executive office is located at 1200 Harbor Boulevard, Weehawken, New Jersey 07087.

Item 2.  Identity and Background.

         (a) This statement is being filed by Richard T. du Moulin (the "Reporting Person").

         (b) The business address of the Reporting Person is: Marine Transport Corporation, 1200 Harbor Boulevard, Weehawken, New Jersey 07087.

         (c) The Reporting Person's present principal occupation is: Chairman, President and Chief Executive Officer of Marine Transport Corporation, a Delaware corporation, with a principal place of business at 1200 Harbor Boulevard, Weehawken, New Jersey 07087.

         (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         On June 18, 1998, the Corporation completed its acquisition (the "Acquisition") of 100% of the issued and outstanding common stock of Marine Transport Lines, Inc. ("MTL") from selling shareholders of MTL ("MTL Shareholders") in exchange for 17,845,541 shares of the Corporation's common stock, par value $.50 per share (the "Common Stock"). The Reporting Person was one of the MTL Shareholders and sold 637,547 shares of common stock of MTL in exchange for 5,117,736 shares of the Common Stock. Steamboat Road Holdings, Inc. ("Steamboat"), a Delaware corporation of which the Reporting Person is a stockholder, director and officer, sold 7,710 shares of common stock of MTL in exchange for 61,892 shares of the Common Stock and Larchmont Partners L.P. ("Larchmont"), a Delaware limited partnership of which Steamboat was the general partner, sold 77,070 shares of common stock of MTL in exchange for 618,660 shares of Common Stock. On June 18, 1998, the Corporation effected a 1 for 10 reverse stock split of the Common Stock. On June 29, 1998, Larchmont was dissolved and a Certificate of Cancellation was filed. In connection therewith, all of the assets of Larchmont were distributed to its partners, and Steamboat, as general partner, received 619 shares of the Common Stock. After giving effect to the reverse stock split and the liquidation of Larchmont, the Reporting Person owned 511,773 shares of the Common Stock of the Corporation directly and 6,808 indirectly through Steamboat. On July 21, 1998, the Reporting Person entered into a Voting Trust Agreement whereby the Reporting Person was given full power to vote an additional 413,742 shares of other shareholders' shares.

Item 4.  Purpose of Transaction.

         The Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Person may purchase additional shares of the Common Stock of the Corporation in the open market or in private transactions.

Item 5.  Interest in Securities of the Issuer.

         (a) As of August 5, 1998, the Corporation had issued and outstanding 5,892,605 shares of Common Stock.

         The Reporting Person is the beneficial owner of 932,323 shares of Common Stock or 15.8% of the outstanding Common Stock, consisting of (i) 511,773 shares of Common Stock owned directly; (ii) 6,808 shares of Common Stock owned indirectly through Steamboat; and (iii) 413,742 shares of Common Stock of which the Reporting Person has full power to vote pursuant to a Voting Trust Agreement dated July 21, 1998.

         (b) The Reporting Person has the sole power to vote, or to direct the vote of, 925,515 shares of Common Stock, and shared power to vote, or to direct the vote of, 6,808 shares of Common Stock; and sole power to dispose of, or to direct the disposition of, 511,773 shares of Common Stock and shared power to dispose of, or to direct the disposition of, 6,808 shares of Common Stock.

         (c) See Item 3.

         (d) 6,808 shares of the Common Stock of the Corporation are held by Steamboat Road Holdings, Inc., of which the Reporting Person is a stockholder. The other stockholders of Steamboat are Paul B. Gridley and Mark L. Filanowki.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         6,808 shares of the Common Stock of the Corporation are held by Steamboat Road Holdings, Inc., of which the Reporting Person is a stockholder. The other stockholders of Steamboat are Paul B. Gridley and Mark L. Filanowki.

Item 7.  Material to Be Filed as Exhibits.

         Exhibit A - Acquisition Agreement dated as of September 15, 1997, by and among OMI Corp., Universal Bulk Carriers, Inc., Marine Transport Lines, Inc. and the persons set forth on Exhibit A attached thereto, incorporated by reference to Exhibit 10.13 to the Form 10-Q Report of the Company for the quarterly period ended September 30, 1997 (File No. 000-11573).

         Exhibit B - Voting Trust Agreement dated as of July 21, 1998, among the shareholders of Marine Transport Corporation signatory thereto.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 11, 1998

                                                        Richard T. du Moulin

                                                        /s/ Richard T. du Moulin
                                                        ------------------------

                                                                       EXHIBIT B
                          Marine Transport Corporation
                             Voting Trust Agreement


     This Voting Trust Agreement (this "Agreement") is made as of July 21, 1998 among those shareholders (the "Shareholders") of Marine Transport Corporation ("MTC") who are signatory hereto.

     WHEREAS, MTC is required to submit an affidavit of citizenship to the United States Maritime Administration ("MARAD") in order for its indirectly owned subsidiary Marine Transport Management, Inc. to operate certain vessels; and

     WHEREAS, MARAD has requested certain officers and directors of MTC to enter into this Agreement; and

     WHEREAS, the Shareholders are willing to enter into and deliver this Agreement to MARAD; and

     WHEREAS, each of the Shareholders owns the number of MTC shares set forth opposite his name and signature set forth below.

     NOW, THEREFORE, it is agreed as follows:

     1. Each of the Shareholders hereby appoints, for a period of 75 days commencing upon the date of this Agreement, Richard T. du Moulin as the voting trustee (in such capacity, the "Voting Trustee") with full power to vote each Shareholder's shares (all such shares, the "Shareholders' Shares") under the voting trust created by this Agreement.

     2. The Voting Trustee hereby accepts such appointment under the voting trust created hereby subject at all times to each power, right, privilege, condition and covenant set forth herein.

     3. Each of the Shareholders hereby agrees for a period of 75 days commencing upon the date of this Agreement not to: (a) sell, transfer or otherwise dispose of his shares of MTC; or (b) pledge, assign or otherwise encumber any or all of his shares of MTC.

     4. During the period of this Agreement, the Voting Trustee agrees to vote the Shareholders' Shares in the best interests of MTC at all meetings of the shareholders of MTC for the election of directors or upon any and all matters which may be brought before any such meeting as fully as any or all of the Shareholders might do if personally present at any such meeting.

     5. The Voting Trustee shall use his best judgment in voting the Shareholders' Shares pursuant to the voting trust created hereby but shall not be liable for any vote cast, or any consent given, so long as he has acted in good faith and in the absence of gross negligence.

     6. Upon the execution of this Agreement, MTC shall file a copy of this Agreement in the registered office of MTC in Weehawken, New Jersey and with MARAD and shall continue to keep this Agreement filed in such offices until the termination hereof.

     IN WITNESS WHEREOF, the Shareholders have executed this Agreement as of the date first set forth above.



/s/ Richard T. du Moulin
------------------------
Name:  Richard T. du Moulin
Title:  President, Chairman of the Board and
Chief Executive Officer
Number of MTC shares owned:  513,773



/s/ Paul B. Gridley
-------------------
Name:  Paul B. Gridley
Title:  Member of the Board
Number of MTC shares owned:  268,725



/s/ Mark L. Filanowski
----------------------
Name:  Mark L. Filanowski
Title:  Senior Vice President,
Treasurer and Member of the Board
Number of MTC shares owned:  131,695



/s/ Jeffrey Miller
------------------
Name:  Jeffrey Miller
Title:  Vice President, Chartering
Number of MTC shares owned:  6,016



/s/ Peter N. Popov
------------------
Name:  Peter N. Popov
Title:  Vice President, Secretary and
General Counsel
Number of MTC shares owned:  7,306